CONTINENTAL PRECIOUS MINERALS INC.
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED

2007 AUG -8 A 6:14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 1, 2007

Exemption No. 82-3358

07025833

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

SUPPL

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Per: Shaun A. Drake

SAD/cd

Encl.

CDS Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: CONTINENTAL PRECIOUS MIN. INC.

French:

Address 360 Bay Street, Suite 500, Toronto,Ontario, M5H 2V6	Telephone 416-361-0737 ext 230
	Contact Name Shaun A. Drake

Transfer Agent	CUID ETSZ	Name EQUITY TRANSFER & TRUST CO	Telephone 416-361-0930 EXT 235
Address #400, 200 University Ave. Toronto, Ont., M5H 4H1		E-mail Address	Contact Name: Clarisse Karangwa

Proxy Type
- [X] Management
- [ ] Dissenting

Meeting Type
- [X] Annual
- [X] Special
- [ ] General
- [ ] Extraordinary

Material Distribution Type
- [ ] Form C holders only
- [X] All holders

	yyyy	mm	dd
Record Date	2007	09	12
Meeting Date	2007	10	22
Material Mail Date	2007	09	18

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

Clearing and Depository Services Inc.'s GST/HST Registration Number: 844182121RT0001

Clearing and Depository Services Inc.'s QST Registration Number: 1212464658TQ0001

[1] # of publications at $93.00 per publication	$ 93.00
Plus 6% GST	$ 5.58
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 98.58
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 98.58

Authorized Signature for Invoicing (Transfer Agents only)
Note: Not required for electronic submission.

ISIN	Voting Status Y/N	Security Description
CA 211906 1026	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

END

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by Clearing and Depository Services Inc. here under are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	August 1, 2007
Title	Signature	Date